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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHESTERBROOK CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 CHESTERBROOK BOULEVARD, SUITE 135
(No. and Street)

BERWYN	PA	19312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER MEYERS, JR. (212) 668-8700 ext. 25
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISDANER & COMPANY LLC
(Name – *if individual, state last, first, middle name*)

THREE BALA PLAZA, SUITE 501	BALA CYNWYD	PA	19004
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald O'Hara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHESTERBROOK CAPITAL LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
NICHOLAS DAVID BIRCH, NOTARY PUBLIC
WEST CHESTER BORO, CHESTER COUNTY
MY COMMISSION EXPIRES MAY 19, 202

Signature

CEO/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chesterbrook Capital LLC

(A Wholly Owned Subsidiary of Fiduciary Exchange, LLC)

For the year ended December 31, 2019

Contents | **Page**

ISDANER & COMPANY LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Chesterbrook Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chesterbrook Capital LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chesterbrook Capital LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules of Computation of Net Capital, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Bala Cynwyd, PA

Isdaner + Company LLC

February 24, 2020

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (610) 667-4329 • www.isdanerllc.com
Member of MSI Global Alliance / Independent Legal & Accounting Firms

Chesterbrook Capital LLC
(A Wholly Owned Subsidiary of Fiduciary Exchange, LLC)
Statement of Financial Condition
December 31, 2019

Assets

Assets:		
Cash	$	139,378
Receivables		93,140
Prepaid expenses and other assets		32,071
Total Assets	$	264,589

Liabilities and Member's Equity

Liabilities:		
Accrued expenses	$	22,344
Member's Equity		242,245
Total Liabilities and Member's Equity	$	264,589

The accompanying notes are an integral part of these financial statements.
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Chesterbrook Capital LLC
(A Wholly Owned Subsidiary of Fiduciary Exchange, LLC)
Statement of Operations
For the year ended December 31, 2019

Revenue:	
Policy revenue	$ 109,038
Operating Expenses:	
Salaries, commissions and benefits	234,577
Professional fees	225,072
Regulatory expenses	47,138
Insurance expense	24,732
Computer and internet expenses	12,563
Rent expense	12,313
Clearing charges	2,000
Office and other expenses	6,987
Total Operating Expenses	565,382
Net Loss	$ (456,344)

The accompanying notes are an integral part of these financial statements.
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Chesterbrook Capital LLC

(A Wholly Owned Subsidiary of Fiduciary Exchange, LLC)
Statement of Changes in Member's Equity
For the year ended December 31, 2019

Balance, January 1, 2019	$	33,313
Net loss		(456,344)
Member's capital contributions		665,276
Balance, December 31, 2019	$	242,245

The accompanying notes are an integral part of these financial statements.
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Statement of Cash Flows
For the year ended December 31, 2019

Cash Flows from Operating Activities:		
Net loss	$	(456,344)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in receivables		(93,140)
Increase in prepaid expenses and other assets		(23,269)
Increase in accrued expenses		4,302
Net Cash Used in Operating Activities		(568,451)
Cash Provided by Financing Activities		
Member's capital contributions		665,276
Net Increase in Cash		96,825
Cash - Beginning of year		42,553
Cash - End of year	$	139,378

1. Nature of Business

Chesterbrook Capital (formerly Enspire Investments LLC) (the "Company"), is a successor entity to Enspire Investment Services, LLC which was formed on April 9, 2009. It became a wholly owned subsidiary of Fiduciary Exchange LLC on October 10, 2018. On December 6, 2018, the Financial Industry Regulatory Authority ("FINRA") acknowledged the change in ownership. The legal name of the Company was changed to Chesterbrook Capital on January 23, 2019. The Company was formed for purposes of acting as a broker dealer with the capacity and qualifications to provide access to private placement insurance products for financial fiduciaries and their Accredited Investor and or Qualified Purchaser qualified clients. The Company does not carry securities accounts for customers or perform related custodial functions related to customer securities and accordingly is not subject to the full provisions of SEC Rule 15c3-3. The Company generated revenue in the most recently ended fiscal year from Mortality and Expense fees charged to assets under administration paid to Investors Preferred Life and invoiced monthly for the life of asset retention.

The Company is registered with the Securities and Exchange Commission ("SEC"), (SEC File #8-52857) and is a member (CRD #104395) of FINRA and the Securities Investor Protection Corp. ("SIPC").

2. Liquidity

The Company is in the early stages of executing its business model and the Parent has the wherewithal and intent to fund the operations in the normal course of business to the extent necessary for the twelve-month period from the date the financial statements are available to be issued.

3. Summary of Significant Accounting Policies

Basis of Accounting:

The Company prepares its financial statements using the accrual basis of accounting in accordance with Financial Accounting Standards Board ("FASB") ASC 940. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

The Company determines revenue recognition through the following steps:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The evaluation of whether a contract has more than one performance obligation requires significant judgement and the decision to separate a single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. Contracts are considered to contain a single performance obligation if the promise to transfer individual goods or services is not separately identifiable from other promises in the contract.

Policy Revenue

The Company receives mortality and expense risk fees ("M&E" fees) in connection with private placement variable annuity and private placement variable life insurance products, which are held in separate accounts. The M&E fees are considered variable as they are subject to fluxtuations based on changes in assets under management.

Revenue from M&E fees is generally calculated as a percentage of the fair value of assets at the end of each month. M&E fees are accrued and collected on a monthly basis. For the year ended December 31, 2019, all revenue was derived from one insurance company.

3. Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company maintains its cash in bank deposit accounts which at times may exceed the federally insured limits of $250,000 per bank. On December 31, 2019, the Company's cash balances did not exceed the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income Taxes:

The company is a "disregarded entity" for federal and state income taxes. As such, the company's revenues and expenses are reported with tax filing of Fiduciary Exchange LLC. Fiduciary Exchange LLC is treated as a partnership for federal and state income tax purposes. No provision for federal or state income taxes has been made by the company as the individual members of Fiduciary Exchange LLC are responsible for any tax consequences of their respective shares of the Company's profit or loss.

The Company accounts for uncertainty with regard to income taxes in accordance with accounting principles generally accepted in the United States of America. Since the Company is not a tax paying entity for federal and state income tax purposes, there are no material unrecognized tax benefits or adjustments to liabilities or operations required as of December 31, 2019. Fiduciary Exchange LLC's tax returns, which include the Company, are subject to examination by the Internal Revenue Service and state taxing authorities, although no such examinations have been initiated as of the date of our audit report.

4. Related Parties

The Company is a wholly owned subsidiary of Fiduciary Exchange LLC ("FIDx"). FIDx maintains and owns software that is core to the business process of the Company as well as component insurance processes which may or may not result in private placements. In addition, the Company has an Expense Sharing Agreement with FIDx for employee and independent contractor costs, IT services, bookkeeping services, postage, office supplies, and other miscellaneous expenses. This agreement came into effect in October 2018 and replaced a previous Expense Sharing Agreement with Intustnet Insurance Services, LLC, a prior owner of the Company, covering the same expenses. For the year ended Decemeber 31, 2019, there was a total of $245,276 of expenses allocated to the Company by FIDx which were resolved as contributed capital to the Company.

The Company filed a Continuing Member Application ("CMA") with FINRA. FIDx has signed a Purchase Agreement for Magis Capital Partners LLC, an entity under common control of FIDx, to purchase the Company. The deal is expected to close in 2020.

5. Commitments and Contingencies

The Company may incur claims against others and may have claims made against it due to matters arising out of the conduct of the Company's business. The ultimate liability, if any, which might arise from settlement of these claims would not, in the opinion of the Company's management, have a material adverse effect on the Company's financial position.

6. Net Capital

The Company does not receive any customer funds and securities and does not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3 exemption from the full provisions of the customer protection rule. Net capital and net capital related ratios may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $117,034, exceeding the minimum net capital requirement of $5,000 by $112,034.

7. Subsequent Events

Management has evaluated subsequent events through February 24, 2020, the date which the financial statements were available to be issued.

Chesterbrook Capital LLC
(A Wholly Owned Subsidiary of Fiduciary Exchange, LLC)
Supplemental Schedule I
Computation of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
Year Ended December 31, 2019

SCHEDULE I

TOTAL STOCKHOLDERS' CAPITAL QUALIFIED FOR NET CAPITAL	$	242,245
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Receivables		(93,140)
Prepaid expenses		(32,071)
Total Deductions and/or Charges		(125,211)
NET CAPITAL	$	117,034
AGGREGATE INDEBTEDNESS:		
Accrued expenses	$	22,344
Total Aggregate Indebtedness	$	22,344
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	111,034
Percentage of aggregate indebtedness to net capital		19.09%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

The accompanying notes are an integral part of these financial statements

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

ISDANER & COMPANY LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an exemption from SEC Rule 15c3-3

To the Member of
Chesterbrook Capital LLC

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) Chesterbrook Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chesterbrook Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Chesterbrook Capital, LLC stated that Chesterbrook Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Chesterbrook Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chesterbrook Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Isdaner + Company LLC

February 24, 2020

Chesterbrook Capital LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Chesterbrook Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2019, the Company states the following:

- The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3(k): [(2)(i)]
- The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended December 31, 2019 without exception.

I, Donald O'Hara, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Name: Donald O'Hara
Title: CEO

2/24/20